CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2017

Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the three months ended February 28, 2017. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

	February 28, 2017	November 30, 2016
ASSETS
Current assets
Cash (Note 5)	$ 1,022,915	$ 202,118
Taxes receivable	121,903	127,151
Other receivables	6,621	14,981
Inventory (Note 8)	615,578	561,618
Prepaid expenses and deposits (Note 16)	58,092	43,128
	1,825,109	948,996

Non-current assets
Long-term deposits (Note 16)	61,000	61,000
Property and equipment (Note 7)	19,978	21,461
Exploration and evaluation assets (Note 10)	9,790,995	9,714,445
Goodwill	432,406	429,025
	10,304,379	10,225,931
TOTAL ASSETS	$ 12,129,488	$ 11,174,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 16)	$ 1,587,714	$ 1,782,670
Due to related parties (Note 16)	184,076	132,178
Term debt (Note 12)	4,466,360	4,460,847
	6,238,150	6,375,695
Non-current liabilities
Asset retirement obligation (Note 13)	130,983	126,582
Deferred income tax liability	3,290,288	3,263,000
Total liabilities	9,659,421	9,765,277

Shareholders' equity (deficiency)
Share capital (Note 14)	33,508,181	33,508,181
Share subscriptions received (Note 22)	1,125,000	-
Other equity reserve (Note 14)	2,676,425	2,676,425
Accumulated other comprehensive income	162,056	126,946
Deficit	(37,625,532)	(37,497,070)
Deficit attributed to shareholders of the Company	(153,870)	(1,185,518)
Non-controlling interest (Note 6)	2,623,937	2,595,168
Total shareholders' equity	2,470,067	1,409,650
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,129,488	$ 11,174,927

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON MAY 1, 2017:

“Simon Ridgway”	, Director	“Mario Szotlender”	, Director
Simon Ridgway		Mario Szotlender

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended February 28,	Three months ended February 29,
	2017	2016

EXPLORATION EXPENDITURES (Note 11)	$ 132,825	$ 414,465

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	52,013	29,225
Amortization	1,483	3,337
Finance expense (Note 12)	209,469	227,970
Interest and bank charges	2,073	1,656
Management fees (Note 16)	13,500	20,500
Office and miscellaneous (Note 16)	11,781	25,962
Regulatory and stock exchange fees (Note 16)	10,340	12,693
Rent and utilities (Note 16)	11,222	20,026
Salaries and benefits (Note 16)	24,689	72,658
Shareholder communication (Note 16)	8,870	28,279
Travel and accommodation (Note 16)	13,600	28,959
	359,040	471,265

Loss from operations	(491,865)	(885,730)

Interest and other income	79	1,699
Foreign exchange gain (loss)	132,612	(241,458)
Asset retirement obligation accretion (Note 13)	(347)	(1,983)
Recovery of accounts payables and accrued liabilities	244,781	316,513
Loss	$ (114,740)	$ (810,959)

Income (loss) attributable to:
Equity shareholders of the Company	$ (128,462)	$ (809,291)
Non-controlling interest	13,722	(1,668)
	$ (114,740)	$ (810,959)

Loss per share attributable to equity shareholders of the Company
- basic and diluted	($0.00)	($0.01)

Weighted average number of shares outstanding
- basic and diluted	132,239,110	116,560,554

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended February 28,	Three months ended February 29,
	2017	2016

Loss	$ (114,740)	$ (810,959)

Other comprehensive income:
Exchange gains arising on translation of foreign operation	50,157	-
Total comprehensive loss	$ (64,583)	$ (810,959)

Comprehensive income (loss) attributable to:
Equity shareholders of the Company	$ (93,352)	$ (810,959)
Non-controlling interest	28,769	-
	$ (64,583)	$ (810,959)

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

		Equity attributed to shareholders of the Company
	Number of common shares	Share capital	Share subscriptions received (receivable)	Other equity reserve	Accumulated other comprehensive income	Deficit	Total	Non-controlling interest	Total
Balance, November 30, 2015	116,560,554	$ 32,404,635	$ -	$ 2,664,502	$ -	$(33,712,303)	$ 1,356,834	$ 2,412,824	$ 3,769,658
Loss for the period	-	-	-	-	-	(809,291)	(809,291)	(1,668)	(810,959)
Balance, February 29, 2016	116,560,554	32,404,635	-	2,664,502	-	(34,521,594)	547,543	2,411,156	2,958,699
Loss for the period	-	-	-	-	-	(2,975,476)	(2,975,476)	(722,167)	(3,697,643)
Shares issued for private placements	10,702,832	676,434	-	19,250	-	-	695,684	-	695,684
Shares issued for loan fee	2,740,340	274,034	-	-	-	-	274,034	-	274,034
Shares issued for warrant exercises	2,235,384	153,000	-	-	-	-	153,000	-	153,000
Transfer of other equity reserve on exercise of warrants	-	7,327	-	(7,327)	-	-	-	-	-
Share issuance costs	-	(7,249)	-	-	-	-	(7,249)	-	(7,249)
Equity contributed by non-controlling interest	-	-	-	-	-	-	-	683,492	683,492
Non-controlling interest non- reciprocal contribution	-	-	-	-	-	-	-	168,283	168,283
Currency translation adjustment	-	-	-	-	126,946	-	126,946	54,404	181,350
Balance, November 30, 2016	132,239,110	33,508,181	-	2,676,425	126,946	(37,497,070)	(1,185,518)	2,595,168	1,409,650
Income (loss) for the period	-	-	-	-	-	(128,462)	(128,462)	13,722	(114,740)
Shares subscribed	-	-	1,125,000	-	-	-	1,125,000	-	1,125,000
Currency translation adjustment	-	-	-	-	35,110	-	35,110	15,047	50,157
Balance, February 28, 2017	132,239,110	$ 33,508,181	$ 1,125,000	$ 2,676,425	$ 162,056	$(37,625,532)	$ (153,870)	$ 2,623,937	$ 2,470,067

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended February 28,	Three months ended February 29,
	2017	2016

OPERATING ACTIVITIES
Net loss for the period	$ (114,740)	$ (810,959)
Items not involving cash:
Amortization	1,483	3,337
Accretion of asset retirement obligation	347	1,983
Finance expense	67,813	84,159
Unrealized foreign exchange loss (gain)	(60,732)	74,421
Recovery of accounts payable and accrued liabilities	(244,781)	(316,513)
	(350,610)	(963,572)
Changes in non-cash working capital items:
Taxes receivable	5,248	6,720
Prepaid expenses and deposits	(14,964)	23,956
Other receivables	8,360	(193)
Inventory	(53,960)	-
Due to related parties	51,898	72,043
Accounts payable and accrued liabilities	49,825	(456,706)
Net cash used in operating activities	(304,203)	(1,317,752)

FINANCING ACTIVITIES
Share subscriptions received	1,125,000	-
Net cash provided by financing activities	1,125,000	-

Increase (decrease) in cash	820,797	(1,317,752)

Cash, beginning of period	202,118	2,136,244

Cash, end of period	$ 1,022,915	$ 818,492

Supplemental disclosure with respect to cash flows (Note 20)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited consolidated financial statements for the year ended November 30, 2016. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s and all of its subsidiaries functional currency, except for its 70% interest in Juan Paulo Quay S.A.C., which has a functional currency of the Peruvian Sol. See Note 3(d) for more information.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 4.

Nature of Operations and Ability to Continue as a Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2017, the Company had not yet achieved profitable operations, has accumulated losses of $37,625,532 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – cont’d

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principal subsidiaries at February 28, 2017 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company
Juan Paulo Quay S.A.C.	Peru	70%	Exploration and mining company

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•

Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•

Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•

Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – cont’d

IFRS 9 Financial Instruments – cont’d

•

Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Effective for the Company's annual period beginning December 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment and estimates applied in the preparation of the condensed consolidated interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

b)

The carrying value of the investment in acquisition costs relates to a mineral interest and exploration and evaluation asset, and the recoverability of their carrying values. The Company’s accounting policy for acquisition costs relating to the mineral interest and exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

If, after acquisition costs relating to the mineral interest or exploration and evaluation asset are capitalized, information becomes available suggesting that the carrying amount of the mineral interest or exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash-generating unit (“CGU”) or group of cash-generating units (“CGUs”) level in the year the new information becomes available. The recoverable amount is most sensitive to the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rates used. To arrive at cash flow projections the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures.

c)

Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value.

d)

Amortization of intangible assets requires judgment in determining the useful life of the assets and estimates as to the residual value at the end of their useful lives and determination of the appropriate amortization rates.

e)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Upon the completion of certain conditions on May 1, 2016 pertaining to the Company’s 70% acquisition of JPQ, the functional currency of JPQ changed from the Canadian dollar to the Peruvian Sol.

f)

Judgment is required in the determination that the Company will continue as a going concern for the next year (Note 2).

g)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

5.

CASH AND CASH EQUIVALENTS

Cash includes cash at banks and on hand.  Pursuant to a loan agreement covenant, the Company is required to maintain a minimum cash or cash equivalent balance of $500,000 throughout the term of the loan (Note 12).

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

6.

NON-CONTROLLING INTEREST

There are material non-controlling interests (“NCI”) in Juan Paulo Quay S.A.C. (“JPQ”), a 70% owned subsidiary of the Company acquired on March 26, 2015.

Summarized financial information in relation to JPQ, before intra-group eliminations, is presented below together with amounts attributed to NCI:

	Three months ended February 28, 2017	Three months ended February 29, 2016
Exploration expense recovery	$45,741	$-
Exploration expenses	-	(5,559)
Income (loss)	$45,741	$(5,559)
Income (loss) allocated to NCI	$13,722	$(1,668)

Other comprehensive income allocated to NCI:
Currency translation adjustment	15,047	-
Total comprehensive income (loss) allocated to NCI	$28,769	$(1,668)

Dividends paid to NCI	$-	$-

Cash flows from operating activities	$45,741	$(5,559)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net cash inflows (outflows)	$45,741	$(5,559)

As at	February 28, 2017	November 30, 2016
Current assets	$816,606	$718,630
Non-current assets	11,018,547	10,941,997
	11,835,153	11,660,627

Current liabilities	(27,615)	(181,429)
Non-current liabilities	(3,421,271)	(3,389,582)
	(3,448,886)	(3,571,011)
Net assets	$8,386,267	$8,089,616
Non-controlling interests	2,515,880	2,426,885
Non-controlling interest non-reciprocal contribution	108,057	168,283
Accumulated non-controlling interests	$2,623,937	$2,595,168

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2015	$ 60,062	$ 33,951	$ 27,781	$ 19,060	$ 140,854
Disposals	(28,181)	-	-	-	(28,181)
Balance, November 30, 2016	31,881	33,951	27,781	19,060	112,673
Balance, February 28, 2017	$ 31,881	$ 33,951	$ 27,781	$ 19,060	$ 112,673

Accumulated amortization
Balance, November 30, 2015	$ 38,402	$ 30,763	$ 12,108	$ 9,300	$ 90,573
Charge for period	3,432	957	3,743	2,460	10,592
Recaptured	(9,953)	-	-	-	(9,953)
Balance, November 30, 2016	31,881	31,720	15,851	11,760	91,212
Charge for period	-	167	701	615	1,483
Balance, February 28, 2017	$ 31,881	$ 31,887	$ 16,552	$ 12,375	$ 92,695

Carrying amounts
At November 30, 2016	$ -	$ 2,231	$ 11,930	$ 7,300	$ 21,461
At February 28, 2017	$ -	$ 2,064	$ 11,229	$ 6,685	$ 19,978

8.

INVENTORY

The Company produces gypsum on its Bayovar 12 Project in compliance with the requirements of the Peru mining authority for maintaining the Bayovar 12 concession in good standing, with annual minimum production set at 80,000 tonnes.

During the period ended February 28, 2017, the Company sold 9,663 tonnes of gypsum for gross proceeds of $97,144, which was recorded as an exploration expenditure cost recovery and produced 660 tonnes of gypsum at a cost of $4,116.  Further adjustments recording during the period increased the carrying cost of inventory by $134,773. As of February 28, 2017, the Company held 76,494 tonnes of gypsum inventory.

As at	February 28, 2017	November 30, 2016
Gypsum inventory	$ 615,578	$ 561,618

Product inventory is valued at the lower of average production cost and estimated net realizable value. Costs include all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

9.

MINERAL INTEREST

During the 2015 fiscal year, the Company capitalized a cost of $555,706 for its gypsum mineral interest acquired through the business combination with JPQ.

As at February 28, 2017, the carrying value of the mineral interest was determined to be impaired and as a result, written down to nil.

Bayovar
Balance, November 30, 2015	$ 587,564
Asset retirement obligation adjustment	(33,830)
Amortization for the period	(22,521)
Impairment of mineral interest	(531,213)
Balance, November 30, 2016	-
Balance, February 28, 2017	$ -

10.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at February 28, 2017:

Bayovar
Balance, November 30, 2015	$ 9,472,448
Cumulative translation adjustment	241,997
Balance, November 30, 2016	9,714,445
Cumulative translation adjustment	76,550
Balance, February 28, 2017	$ 9,790,995

Bayovar 12 Project

The Company’s Peruvian subsidiary, Agrifos Peru, signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with the Vendors and JPQ whereby the Company was granted the option (the “Bayovar 12 Option”) to acquire a 70% interest in JPQ which owns the Bayovar 12 Project.

On March 26, 2015, the Bayovar 12 Option was cancelled and Agrifos Peru acquired a 70% interest in the issued share capital of JPQ from the Vendors.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

11.

EXPLORATION EXPENDITURES

During the period ended February 28, 2017, the Company incurred the following exploration expenditures which were expensed as incurred:

Bayovar
Assaying	$ 865
Geological and other consulting	40,881
Gypsum expenses	67,470
Legal and accounting	6,300
Licenses, rights and taxes	1,113
Office and administration	21,554
Salaries	77,519
Travel	12,481
Value added tax	1,786
229,969
Gypsum cost recoveries	(97,144)
Exploration expenditures	$ 132,825

During the period ended February 29, 2016, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Bayovar	General	Total
Assaying	$ 2,029	$ -	$ 2,029
Geological and other consulting	130,856	-	130,856
Geological expenses	1,488	-	1,488
Legal and accounting	179	465	644
Licenses, rights and taxes	111,114	-	111,114
Office and miscellaneous	29,112	579	29,691
Salaries	102,376	-	102,376
Travel	33,862	141	34,003
Value added tax	2,171	93	2,264
Exploration expenditures	$ 413,187	$ 1,278	$ 414,465

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

12.

TERM DEBT

Sprott Loan

On March 24, 2015, the Company completed a $6,231,500 (US$5.0 million) loan facility from lenders led by Sprott Resource Lending Partnership (the “Lenders”).  $4,985,200 (US$4.0 million) of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 6).

On July 14, 2016, the maturity date of the Sprott Loan was extended three years, from September 30, 2016 to September 30, 2019. In consideration for the loan extension, the Company issued to the lenders 2,740,340 common shares of the Company with a value of $274,034, being the market price of the shares on issuance date. In addition, upon each anniversary date of the extended term, the Company is to make an anniversary fee payment of 6% of the principal amount of the loan outstanding, in cash or shares at the election of the Company.

Key terms of the loan are as follows:

i)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2019;

ii)

security on the loan is provided by a first charge on all assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

iii)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company;

iv)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. For the purpose of the minimum working capital requirement, the outstanding loan amount is excluded from the calculation;

v)

make a March 24, 2016 anniversary fee payment of US$105,000 in cash or shares (paid $136,101 in cash on March 24, 2016); and

vi)

make anniversary fee payments of 6% of the outstanding principal amount in cash or shares on each of September 30, 2017 and September 30, 2018.

The July 14, 2016 extension to the loan agreement was determined to be not substantially different to the original terms and thus accounted for as a modification to an existing liability in accordance with IAS 39 Financial Instruments: Recognition and Measurement.  As a result, transactions costs of $276,504, of which $274,034 was the value of 2,740,340 common shares of the Company issued to the lenders, have been capitalized against the loan amount and are being amortized to the consolidated statements of loss over the term of the loan.

Amount
Balance, November 30, 2015	$ 4,386,025
Transaction costs - cash	(2,470)
Transaction costs - shares issued	(274,034)
Accretion of transaction costs	318,776
Foreign exchange adjustment	32,550
Balance, November 30, 2016	4,460,847
Accretion of transaction costs	67,813
Foreign exchange adjustment	(62,300)
Balance, February 28, 2017	$ 4,466,360

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

12.

TERM DEBT – cont’d

As at February 28, 2017, the Company’s working capital was less than the minimum required amounts pursuant to the Sprott Loan agreement.  This requirement was waived by the lender of the Sprott Loan until the Company closed an equity financing subsequent to February 28, 2017 (Note 22) at which time the Company became compliant again. As a result of the waiver being of a short-term nature and not specifying relief from the requirements for a period of at least twelve months, the carrying amount of the debt is classified as a current liability as of February 28, 2017.

During the period ended February 28, 2017, a total of $137,249 (2016: $143,811) has been paid in interest and as of February 28, 2017, there is no accrued interest on the loan facility. The outstanding principal balance as of February 28, 2017 is $4,636,800 (US$3,500,000) (November 30, 2016: $4,699,100 (US$3,500,000)).

Subsequent to February 28, 2017, the Company repaid US$500,000 of the Sprott Loan outstanding principal.

13.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations. Although the ultimate amount of the asset retirement provision is uncertain, the fair value of this obligation is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

The asset retirement obligation represents the present value of the restoration and rehabilitation costs relating to mining activities that have occurred to date.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.  The rehabilitation expenditure is expected to be incurred in various stages up to 2027.

	February 28, 2017	November 30, 2016
Balance, beginning of period	$ 126,582	$ 151,008
Change in liability estimate	-	(33,830)
Accretion of interest	347	8,621
Foreign exchange adjustment	4,054	783
Balance, end of period	$ 130,983	$ 126,582

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

14.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the period ended February 28, 2017, there was no share capital activity.

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from December 1, 2015 to February 28, 2017:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2015	41,409,500	$0.21
Issued	10,702,832	$0.07
Exercised	(2,235,384)	$0.07
Expired	(2,737,500)	$0.265
Balance, November 30, 2016	47,139,448	$0.18
Balance, February 28, 2017	47,139,448	$0.18

As at February 28, 2017, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 4, 2017	2,384,616	$0.065
June 2, 2017	20,000,000	$0.265
June 21, 2017	1,540,000	$0.075
June 2, 2017	4,542,832	$0.075
November 11, 2020(1)	18,672,000	$0.150
	47,139,448

(1)  The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

15.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in December 2016 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended February 28, 2017:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,305,000	-	-	-	1,305,000	1,305,000
Jul 11, 2012	Jul 10, 2022	$0.21	150,000	-	-	-	150,000	150,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,260,000	-	-	-	2,260,000	2,260,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	15,000	-	-	-	15,000	15,000
			4,570,000	-	-	-	4,570,000	4,570,000
Weighted average exercise price			$0.21	-	-	-	$0.21	-

Fair Value of Options Issued During the Period

There were no options granted during the periods ended February 28, 2017 and 2016.

The weighted average remaining contractual life of the options outstanding at February 28, 2017 is 5.51 years.

Expenses Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions recognized during the periods ended February 28, 2017 and 2016 as part of share-based payments expense.

As of February 28, 2017 there were no unrecognized compensation costs related to unvested share-based payment awards (November 30, 2016: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions that were capitalized during the periods ended February 28, 2017 and 2016.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

16.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended February 28, 2017 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the periods ended February 28, 2017 and 2016, in addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Three months ended February 28,	Three months ended February 29,
	2017	2016
Office and miscellaneous	$ 8,743	$ 10,610
Regulatory and stock exchange fees	-	4,733
Rent and utilities	11,222	20,025
Salaries and benefits	24,689	45,081
Shareholder communication	-	189
Travel and accommodation	4,814	12,389
	$ 49,468	$ 93,027

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

Prepaid expenses and deposits as of February 28, 2017 include an amount of $2,746 (November 30, 2016: $3,434) paid to Gold Group.

Long term deposits as of February 28, 2017 consists of $61,000 (November 30, 2016: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Accounts payables and accrued liabilities as of February 28, 2017 includes $55,125 (November 30, 2016: $44,100) owing to Mill Street, a company controlled by the Chief Executive Officer for accrued management fees, $120,000 (November 30, 2016: $100,000) owing to the former President for accrued management and geological fees, $120,133 owing to two Directors for short-term advances (November 30, 2016: $20,000 owing to one director for a short-term advance), and $7,200 owing to two Directors for expense reimbursements (November 30, 2016: $16,655).

Amounts due to related parties as of February 28, 2017 consist of $181,776 (November 30, 2016: $129,717) owing to Gold Group and $2,300 (November 30, 2016: $2,461) owing to Radius. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period. The amount owing to Radius is unsecured, non-interest bearing and due on demand.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

16.

RELATED PARTY TRANSACTIONS – cont’d

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended February 28,	Three months ended February 29,
	2017	2016
Management fees	$ 13,500	$ 20,500
Geological fees	17,000	24,000
Salaries and benefits	9,167	37,375
	$ 39,667	$ 81,875

There were no share-based payments made to directors not specified as key management personnel during the periods ended February 28, 2017 and 2016.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended February 28, 2017 and 2016.

17.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada and Peru.

Details of identifiable assets by geographic segments are as follows:

Three months ended February 28, 2017	Canada	Peru	Total
Exploration expenditures	$ -	$ 132,825	$ 132,825
Amortization	794	689	1,483
Interest and other income	79	-	79
Net loss	(37,960)	(76,780)	(114,740)

Three months ended February 29, 2016	Canada	Peru	Total
Exploration expenditures	$ -	$ 414,465	$ 414,465
Amortization	869	2,468	3,337
Interest and other income	1,699	-	1,699
Net loss	(250,957)	(560,002)	(810,959)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

17.

SEGMENTED INFORMATION – cont’d

As at February 28, 2017	Canada	Peru	Total
Total current assets	$ 960,329	$ 864,780	$ 1,825,109
Total non-current assets	69,970	10,234,409	10,304,379
Total assets	$ 1,030,299	$ 11,099,189	$ 12,129,488
Total current liabilities	$ 6,114,460	$ 123,690	$ 6,238,150
Total non-current liabilities	-	3,421,271	3,421,271
Total liabilities	$ 6,114,460	$ 3,544,961	$ 9,659,421

As at November 30, 2016	Canada	Peru	Total
Total current assets	$ 206,139	$ 742,857	$ 948,996
Total non-current assets	70,764	10,155,167	10,225,931
Total assets	$ 276,903	$ 10,898,024	$ 11,174,927
Total current liabilities	$ 6,184,735	$ 190,960	$ 6,375,695
Total non-current liabilities	-	3,389,582	3,389,582
Total liabilities	$ 6,184,735	$ 3,580,542	$ 9,765,277

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

18.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at February 28, 2017, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada and Peru. The Company monitors this exposure, but has no hedge positions.

As at February 28, 2017, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	February 28, 2017		November 30, 2016
	Peruvian Soles	US Dollars	Peruvian Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 95,293	$ 47,362	$ 31,987	$ 61,610
Taxes receivable	106,102	-	114,677	-
Other receivables	6,621	-	5,981	-
Liabilities	(92,066)	(5,449,909)	(176,646)	(5,728,347)
	$ 115,950	$(5,402,547)	$ (24,001)	$(5,666,737)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

18.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Based on the above net exposures at February 28, 2017, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $528,700 (November 30, 2016: $569,100) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At February 28, 2017, the Company had a working capital deficiency of $4,413,041 (November 30, 2016: $3,313,554). All of the Company’s financial liabilities as of February 28, 2017, other than the Sprott loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The consolidated statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short term nature. The present value of term debt, using a discount rate of 15%, is approximately $4,763,853. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between levels in the period.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

19.

CAPITAL MANAGEMENT

The Company monitors its cash, Sprott Loan debt, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are primarily in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended February 28, 2017. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Subsequent to February 28, 2017, the Company raised equity capital of $5,000,000 (Note 22). With the raising of this equity capital, the Company expects its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund property development programs through the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property development activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

20.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended February 28, 2017, cash paid for loan interest totaled $137,249 (2016: $143,811).

During the periods ended February 28, 2017 and 2016, there was no cash paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the condensed consolidated interim statements of cash flows.

During the periods ended February 28, 2017 and 2016, there were no non-cash transactions.

21.

CONTINGENT LIABILITY

In 2014, JPQ entered into an agreement with Fosfatos Del Pacifico, S.A. (“Fospac”) to grant Fospac the right of easement on a strip of land located on the Bayovar 12 Project. The easement is valid from June 10, 2014 until May 7, 2039.

As consideration, Fospac paid 1,800,000 Soles in 2014. Pursuant to the agreement, if JPQ returns or loses the concession or surface rights to the Bayovar 12 Project within the first five years of the agreement, JPQ must refund Fospac 80% of the consideration and during the sixth to tenth years, refund 50% of the consideration.  There is no refund obligation after the tenth year.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2017

(Expressed in Canadian Dollars)

22.

EVENTS AFTER THE REPORTING DATE

Subsequent to February 28, 2017, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

The Company closed a private placement of 100,000,000 units at $0.05 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for five years at a price of $0.10. The Company paid $153,623 cash and issued a total of 2,214,100 share purchase warrants as finders’ fees in connection with the financing. As of February 28, 2017, the Company had received $1,125,000 towards this private placement and recorded as share subscriptions received.

b)

A total of 2,384,616 share purchase warrants with an exercise price of $0.065 expired unexercised.